EXHIBIT 99.1

GROWN ROGUE INTERNATIONAL INC.

Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars

Table of Contents

Unaudited Condensed Consolidated Statements of Financial Position	3
Unaudited Condensed Consolidated Statements of Income (Loss)	4
Unaudited Condensed Consolidated Statements of Changes in Equity	5
Unaudited Condensed Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements

1. Corporate Information and Defined Terms	8
2. Significant Accounting Policies and Judgments and Defined Terms	8
3. Biological Assets	11
4. Inventory	12
5. Business Combinations	12
6. Other Investments and Notes Receivable	14
7. Leases	18
8. Property and Equipment	19
9. Intangible Assets and Goodwill	19
10. Long-Term Debt	20
11. Convertible Debentures	23
12. Share Capital and Shares Issuable	25
13. Warrants	26
14. Stock Options and Restricted Stock Units	28
15. Changes in Non-Cash Working Capital	32
16. Supplemental Cash Flow Disclosure	32
17. Related Party Transactions	32
18. Financial Instruments	37
19. General and Administrative Expenses	41
20. Income Taxes	41
21. Capital Disclosures	44
22. Segment Reporting	45
23. Non-Controlling Interests	46
24. Commitments and Contingencies	47
25. Subsequent Events	47

Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Financial Position

Expressed in United States Dollars

	June 30, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	9,252,242	4,682,221
Accounts receivable, net (Note 18)	2,096,742	1,596,912
Biological assets (Note 3)	1,883,901	1,554,622
Inventory (Note 4)	4,504,265	4,769,776
Prepaid expenses and other assets	826,180	864,009
Notes receivable (Note 6.2)	8,217,783	7,189,635
Total current assets	26,781,113	20,657,175
Warrant asset (Note 13.1)	3,515,141	4,855,795
Other investments (Note 6.1)	1,728,779	1,810,363
Notes receivable (Notes 6.2)	2,765,431	2,613,969
Property and equipment (Note 8)	11,713,154	11,870,220
Intangible assets and goodwill (Note 9)	1,257,668	1,257,668
Deferred tax asset (Note 20)	317,241	250,620
TOTAL ASSETS	48,078,527	43,315,810
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,533,678	2,107,619
Current portion of lease liabilities (Note 7)	960,945	736,453
Current portion of long-term debt (Note 10)	1,057,319	227,679
Current portion of convertible debentures (Note 11)	—	1,945,226
Current portion of business acquisition consideration payable (Note 5)	543,030	536,881
Derivative liability (Notes 10.5.1, 11.2)	119,778	12,504,175
Income tax payable	1,606,452	1,907,177
Total current liabilities	5,821,202	19,965,210
Lease liabilities, net of current portion (Note 7)	4,551,220	4,475,490
Long-term debt, net of current portion (Note 10)	6,593,748	1,001,681
Business acquisition consideration payable, net of current portion (Note 5)	1,560,370	1,693,540
Other non-current liabilities (Note 20)	657,627	269,883
TOTAL LIABILITIES	19,184,167	27,405,804
EQUITY
Share capital (Note 12)	48,021,463	38,499,491
Shares issuable	51,382	—
Contributed surplus (Notes 13 and 14)	9,998,062	9,025,541
Accumulated other comprehensive loss	(124,642)	(125,930)
Accumulated deficit	(30,522,274)	(32,847,334)
Equity attributable to shareholders	27,423,991	14,551,768
Non-controlling interests (Note 23)	1,470,369	1,358,238
TOTAL EQUITY	28,894,360	15,910,006
TOTAL LIABILITIES AND EQUITY	48,078,527	43,315,810

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors:

Signed "J. Obie Strickler", Director	Signed "Ryan Kee", Director

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Income (Loss)

Expressed in United States Dollars

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Revenue
Product sales	5,354,033	7,109,563	10,732,496	13,380,867
Service revenue	205,500	608,566	403,500	991,736
Total revenue	5,559,533	7,718,129	11,135,996	14,372,603
Cost of goods sold
Cost of finished cannabis inventory sold	(3,226,744)	(3,567,522)	(6,150,265)	(6,340,207)
Costs of service revenue	—	(59,632)	—	(159,701)
Gross profit, excluding fair value items	2,332,789	4,090,975	4,985,731	7,872,695
Realized fair value loss amounts in inventory sold	(559,544)	(1,020,633)	(1,078,709)	(1,948,112)
Unrealized fair value gain amounts on growth of biological assets	528,245	305,250	651,011	708,664
Gross profit	2,301,490	3,375,592	4,558,033	6,633,247
Expenses
Amortization of property and equipment (Note 8)	119,159	211,293	233,294	466,345
General and administrative (Note 19)	2,380,489	3,008,543	4,683,637	5,027,867
Share option and restricted stock unit expense	674,734	28,186	1,442,343	84,371
Total expenses	3,174,382	3,248,022	6,359,274	5,578,583
Income (loss) from operations	(872,892)	127,570	(1,801,241)	1,054,664
Other income (expense)
Interest expense	(157,283)	(79,636)	(275,739)	(169,323)
Accretion expense	(368,258)	(378,404)	(588,391)	(760,067)
Other income	(49,575)	29,522	569,308	46,498
Interest income	393,669	162,312	782,129	261,609
Unrealized gain (loss) on derivative liability (Notes 10.5, 11)	2,895,393	(7,546,164)	5,738,641	(13,206,204)
Unrealized gain (loss) on warrants asset	(168,162)	663,459	(1,340,654)	1,956,307
Loss on equity investment in associate (Note 6.1)	(1,957)	—	(81,584)	—
Total other income (expense), net	2,543,827	(7,148,911)	4,803,710	(11,871,180)
Gain (loss) from operations before taxes	1,670,935	(7,021,341)	3,002,469	(10,816,516)
Income tax (Note 20)	(251,077)	(552,481)	(502,069)	(923,006)
Net income (loss)	1,419,858	(7,573,822)	2,500,400	(11,739,522)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(6,547)	(5,132)	1,288	(7,872)
Total comprehensive income (loss)	1,413,311	(7,578,954)	2,501,688	(11,747,394)
Gain (loss) per share attributable to owners of the parent - basic	0.01	(0.04)	0.01	(0.06)
Weighted average shares outstanding - basic	246,988,149	210,438,579	237,209,594	196,811,444
Gain (loss) per share attributable to owners of the parent - diluted	0.01	0.01	0.01	0.01
Weighted average shares outstanding - diluted	256,532,400	243,741,268	244,244,594	215,111,968
Net income (loss) for the period attributable to:
Non-controlling interest	99,131	109,472	182,131	140,200
Shareholders	1,320,727	(7,683,294)	2,318,269	(11,879,722)
Net income (loss)	1,419,858	(7573,822)	2,500,400	(11,739,522)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	99,131	109,472	182,131	140,200
Shareholders	1,314,180	(7,688,426)	2,319,557	(11,887,594)
Total comprehensive income (loss)	1,413,311	(7,578,954)	2,501,688	(11,747,394)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of subordinate voting shares (“SV Shares”)	Share capital	Shares issuable	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non-controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - December 31, 2024	222,446,113	38,499,491	—	9,025,541	(125,930)	(32,847,333)	1,358,238	15,910,007
Partial settlement of July Convertible Debentures for subordinate voting shares (Note 12.1)	24,065,125	8,704,457	—	—	—	—	—	8,704,457
Conversion of restricted stock units into subordinate voting shares (Note 12.3)	291,700	182,171	—	(182,171)	—	—	—	—
Fully vested restricted stock units to be exercised (Note 12.4)	—	—	51,382	(51,382)	—	—	—	—
Conversion of stock options into subordinate voting shares (Note 12.2)	2,700,000	635,344	—	(236,269)	—	6,790	—	405,865
Stock options and restricted stock units’ expense	—	—	—	1,442,343	—	—	—	1,442,343
Dividends issued from Golden Harvests, LLC to minority owner	—	—	—	—	—	—	(70,000)	(70,000)
Currency translation	—	—	—	—	1,288	—	—	1,288
Net income (loss)	—	—	—	—	—	2,318,269	182,131	2,500,400
Balance - June 30, 2025	249,502,938	48,021,463	51,382	9,998,062	(124,642)	(30,522,274)	1,470,369	28,894,360

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Number of subordinate voting shares	Number of multiple voting shares	Number of total shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Non- controlling interests	Total equity
	#	#	#	#	$	$	$	$	$	$
Balance - December 31, 2023	182,005,886	—	—	182,005,886	24,593,422	8,186,297	(108,069)	(20,353,629)	1,013,324	13,331,345
Conversion of options to common shares (Note 12.1)	1,933,750	—	—	1,933,750	323,756	(128,148)	—	—	—	195,608
Partial settlement of July Convertible Debentures for common shares (Note 12.3)	5,388,062	—	—	5,388,062	3,640,720	—	—	—	—	3,640,720
Partial settlement of December Convertible Debentures for common shares (Note 12.2)	336,775	—	—	336,775	165,812	—	—	—	—	165,812
Full settlement of August Convertible Debentures for common shares (Note 12.4)	5,682,083	—	—	5,682,083	3,859,824	—	—	—	—	3,859,824
Exercise of warrants relating to December Convertible Debentures (Note 12.5)	6,716,499	—	—	6,716,499	1,239,446	—	—	—	—	1,239,446
Exercise of warrants relating to July Convertible Debentures (Note 12.5)	13,737,500	—	—	13,737,500	2,836,445	—	—	—	—	2,836,445
Exercise of warrants relating to August Convertible Debentures (Note 12.5)	2,816,250	—	—	2,816,250	581,569	—	—	—	—	581,569
Issuance costs on proceeds received from warrants exercises (Note 12.5)	—	—	—	—	(126,914)	—	—	—	—	(126,914)
Acquisition of 43.48% of West New York (Note 22)	—	—	—	—	—	—	—	—	650,000	650,000
Dividend issued from Golden Harvests LLC to minority owner	—	—	—	—	—	—	—	—	(120,000)	(120,000)
Canopy Management, LLC's acquisition of 20% of Golden Harvests LLC	—	—	—	—	—	—	—	(1,771,214)	(570,994)	(2,342,208)
Grown Rogue Unlimited, LLC’s buyout of Canopy Management, LLC	—	—	—	—	—	—	—	(780,000)	—	(780,000)
Stock option vesting expense	—	—	—	—	—	84,371	—	—	—	84,371
Share reorganization (Note 12.6)	(218,616,805)	143,421,865	75,195	(75,119,745)	—	—	—	—	—	—
Currency translation loss	—	—	—	—	—	—	(7,872)	—	—	(7,872)
Net income (loss)	—	—	—	—	—	—		(11,879,722)	140,200	(11,739,522)
Balance - June 30, 2024	—	143,421,865	75,195	143,497,060	37,114,080	8,142,520	(115,941)	(34,784,565)	1,112,530	11,468,624

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Statements of Cash Flow

Expressed in United States Dollars

	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
	$	$
Operating activities
Net income (loss)	2,500,400	(11,739,521)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	233,294	466,345
Amortization of property and equipment included in costs of inventory sold	964,605	1,004,759
Amortization of debt issuance costs	16,461	—
Unrealized fair value gain amounts on growth of biological assets	(651,011)	(708,664)
Realized fair value loss amounts in inventory sold	1,078,709	1,948,112
Deferred income taxes	(66,621)	(145,171)
Share-based compensation	1,442,343	84,371
Accretion expense	588,391	760,067
Accrued interest	(768,119)	—
Loss on equity method investment in associate	81,584	—
Loss on disposal of property and equipment	26,715	2,177
Unrealized loss on fair value of derivative liability	(5,738,641)	13,206,204
Unrealized gain on warrants asset	1,340,654	(1,956,306)
Currency translation loss	1,288	(7,872)
Total adjustments for non-cash items in net income (loss)	1,050,052	2,914,501
Changes in non-cash working capital (Note 15)	(1,309,117)	425,091
Net cash provided by (used in) operating activities	(259,065)	3,339,592

Investing activities
Purchase of property and equipment and intangibles	(532,194)	(527,811)
Acquisition of Canopy Management, LLC and Golden Harvests LLC	(254,828)	(362,453)
Cash advances and loans made to other parties	(611,491)	(3,694,868)
Repayment of principal and interest	200,000	250,000
Equity investment in ABCO Garden State LLC	—	(1,784,782)
Dividend issued from Golden Harvests LLC to minority owner*	(70,000)	(120,000)
Net cash provided by (used in) investing activities	(1,268,513)	(6,239,914)

Financing activities
Proceeds from long-term debt	7,000,000	—
Long-term debt and equity issuance costs	(263,374)	(126,914)
Proceeds from warrants exercised	—	4,657,460
Proceeds from stock options exercised	405,866	195,608
Proceeds from sale of membership units of subsidiary	—	600,000
Repayment of long-term debt	(581,590)	(714,304)
Interest payments on convertible debentures	(96,900)	(337,203)
Payments of lease principal	(366,403)	(657,018)
Net cash provided by (used in) financing activities	6,097,599	3,617,629

Change in cash and cash equivalents	4,570,021	717,307
Cash and cash equivalents, beginning	4,682,221	6,804,579
Cash and cash equivalents, ending	9,252,242	7,521,886

Comparative figures have been updated in the unaudited condensed consolidated statements of cash flow.

Supplemental cash flow disclosures (Note 16).

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

1.	Corporate Information and Defined Terms
1.1	Corporate Information

These unaudited condensed consolidated financial statements for the three and six months ended June 30, 2025, and 2024, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Entity	Defined Term	Location	Purpose	Percentage Held
Grown Rogue International Inc.	The “Company”	Ontario	Canadian Parent Company	NA
Grown Rogue Unlimited, LLC	“GR Unlimited”	Oregon	U.S. Holding Company	100%
Grown Rogue Gardens, LLC	“GR Gardens”	Oregon	Operating Entity (Cultivation)	100%
GRU Properties, LLC	“GRU Properties”	Oregon	Property Management	100%
GRIP, LLC	“GRIP”	Oregon	Marketing/Branding	100%
Grown Rogue Distribution, LLC	“GR Distribution”	Oregon	Operating Entity (Distribution)	100%
Rogue EBC, LLC	“Rogue EBC”	Illinois	Operating Entity (Cultivation)	70%*
Canopy Management, LLC	“Canopy”	Michigan	Holding Company	100%**
Golden Harvests LLC	“Golden Harvests”	Michigan	Operating Entity (Cultivation)	80%
Grown Rogue Retail Ventures, LLC	“GR Retail”	Delaware	Holding Company	100%
Grown Rogue West New York, LLC	“West NY”	New Jersey	Holding Company (Retail)	44%***

* The Company consolidated its proportional share of Rogue EBC’s business activity under International Financial Reporting Standards (“IFRS”) 11 - Joint Arrangements. The acquired cannabis license for Rogue EBC’s joint arrangement was previously held by Rogue EBC’s wholly owned subsidiary, Cannequality, LLC. Cannequality, LLC was dissolved in May 2025 after regulatory milestones were achieved.

** Canopy was dissolved in the second quarter of 2025 after regulatory milestones were achieved resulting in GR Unlimited directly holding an 80% ownership interest in Golden Harvests.

*** The Company, through its subsidiary GR Retail invested $631,250 in the equity of West NY. The Company received additional investments of $806,250 for the equity of West NY from various parties, including $500k from related parties to fund this investment in West NY. West NY is a lender to a retail business in New Jersey. See Notes 6.2.6 and 6.2.7.

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

2.	Significant Accounting Policies and Judgments and Defined Terms
2.1	Statement of Compliance

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

These unaudited condensed consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024.

The board of directors authorized the issuance of these unaudited condensed consolidated financial statements on August 11, 2025.

The principal accounting policies adopted in the preparation of these unaudited condensed consolidated financial statements are set forth below.

2.1.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these unaudited condensed consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.1.3	Basis of Measurement

These unaudited condensed consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.1.4	Change in Fiscal Year End

In January 2024, the Company’s board of directors approved a change in the Company’s fiscal year end from October 31 to December 31.

2.1.5	Functional and Presentation Currency

The Company's functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States (“U.S.”) dollar. These unaudited condensed consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statements of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

2.2	Adoption of New Accounting Pronouncements

Amendments to International Accounting Standards (“IAS 1”) - Presentation of Financial Statements

The amendment to IAS 1 - Presentation of Financial Statements specifies that the classification of current versus non-current liabilities may change (e.g. convertible debt). Prior to this amendment, the classification of liabilities was considered current when there was no unconditional right to defer settlement for at least twelve months after the reporting date. Under the amendment to IAS 1, the IASB removed the requirement for a right to be unconditional and instead requires that a right to defer settlement must exist at the reporting date and have substance. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company adopted the amendments to IAS 1 effective January 1, 2024, which impacts the classification of the Company’s Financial Statements by recording its convertible debt as a current liability in its consolidated statements of financial position dated June 30, 2025.

2.3	New Accounting Pronouncements

IFRS 18 - Presentation and Disclosure

IFRS 18 - Presentation and Disclosures in Financial Statements will replace IAS 1 - Presentation of Financial Statements. The new standard aims at improving how entities communicate in their financial statements and will be effective for annual periods beginning on or after January 1, 2027. The standard is applied retrospectively, with specific transition provisions, and early adoption is permitted. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

3.	Biological Assets

Biological assets consist of cannabis plants, which reflect measurement at Fair Value Less Costs to Sell (“FVLCTS”). Changes in the carrying amounts of biological assets for the six months ended June 30, 2025, and the year ended December 31, 2024, are as follows:

	Six months ended	Year ended
	June 30, 2025	December 31, 2024
	$	$
Beginning balance	1,554,622	1,723,342
Increase in biological assets due to capitalized costs	3,628,959	7,315,025
Change in FVLCTS due to biological transformation	651,011	2,816,948
Transferred to inventory upon harvest	(3,950,691)	(10,300,693)
Ending balance	1,883,901	1,554,622

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated and then adjusts that amount for the expected selling price and for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

- Estimated selling price per pound

- Expected yield from the cannabis plants

- Estimated stage of growth - the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

Due to the seasonality of the Company’s sungrown operations, the significant unobservable inputs included below for the Company’s biological assets are summarized separately for indoor and sungrown operations. The Company’s two sungrown farms cultivate once a year commencing in June with harvest in October. Comparative figures for the significant unobservable inputs for the Company’s sungrown biological assets reference June 30, 2024 due to this seasonality.

The significant unobservable inputs for the Company’s indoor biological assets are as follows:

			Impact of 20% change
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Estimated indoor selling price per (pound)	$788	$797	$270,290	$298,399
Estimated indoor stage of growth	52%	52%	$230,537	$252,151
Estimated indoor flower yield per harvest (pound)	3,323	3,610	$230,537	$252,151

The significant unobservable inputs for the Company’s sungrown biological assets are as follows:

			Impact of 20% change
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Estimated sungrown selling price per (pound)	$359	$325	$137,894	$108,604
Estimated sungrown stage of growth	19%	19%	$101,262	$69,986
Estimated sungrown flower yield per harvest (pound)	10,000	9,000	$101,262	$69,986

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

4.	Inventory

The Company's inventory composition is as follows:

	June 30, 2025	December 31, 2024
	$	$
Raw materials	757,772	340,917
Work in process	2,779,245	3,276,301
Finished goods	967,248	1,152,558
Ending balance	4,504,265	4,769,776

The cost of inventories, excluding changes in fair value, are included in cost of goods sold. For the six months ended June 30, 2025, cost of goods sold was $6,150,265 (for the six months ended June 30, 2024 - $6,340,207). For the three months ended June 30, 2025, cost of goods sold was $3,226,744 (for the three months ended June 30, 2024 - $3,567,522).

5.	Business Combinations

The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Balance -December 31, 2023	360,000
Buyout of Canopy minority interest (Note 5.1)	780,000
Acquisition of an additional 20% membership units in Golden Harvest (Note 5.2)	1,134,953
Canopy buyout payments (Note 5.1)	(271,438)
Golden Harvests 20% acquisition payments (Note 5.2)	(530,000)
Accretion	756,906
Balance -December 31, 2024	2,230,421
Canopy buyout payments (Note 5.1)	(86,578)
Golden Harvests 20% acquisition payments (Note 5.2)	(168,250)
Accretion	127,807
Balance - June 30, 2025	2,103,400
Current portion	543,030
Non-current portion	1,560,370

5.1	Canopy Buyout

On April 24, 2024, the Company acquired the 13% non-controlling interest in Canopy, after which the Company owned a 100% interest in Canopy, for aggregate consideration of $780,000 comprised of upfront cash payments of $156,000 and deferred cash payments of $624,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Consideration remaining to be paid at the date of these interim condensed consolidated financial statements included cash payments of $455,201. During the second quarter of 2025, Canopy was dissolved due to regulatory milestones being achieved related to the cannabis license used in Golden Harvests’ operations.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

5.2	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued to the seller. Consideration remaining to be paid at the date of these unaudited condensed consolidated financial statements included cash payments of $360,000.

On April 24, 2024, the Company acquired an additional 20% interest in Golden Harvests for aggregate consideration of $2,342,207 comprised of deferred cash payments of $2,000,0000 (the Initial Purchase Price or “IPP”) plus true-up amounts (the Additional Purchase Price or “APP”). The IPP is to be paid for in thirteen quarterly installments beginning on January 1, 2025. The Company may pay all or part of the cash portion of the business acquisition consideration payable after January 1, 2025. IPP remaining to be paid at the date of these interim condensed consolidated financial statements included cash payments of $1,900,000. The IPP was recorded at its fair value at the date of inception of $1,134,952.

The APP is calculated on a distribution equivalent basis whereby the seller receives a true-up payment pro-rata based on the proportion of remaining IPP balance at the time of the distribution payment made to the Company. If distribution equivalent amounts in any quarter are in excess of the minimum interest amounts, then no minimum interest amount is due. The distribution equivalent is reduced pro-rata in accordance with amounts paid down against sellers IPP.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

6.	Other Investments and Notes Receivable
6.1	Other Investments

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO Garden State LLC (”ABCO”), pending regulatory approval from the New Jersey Cannabis Regulatory Commission (“CRC”). On May 31, 2024, the Company executed the first option to acquire a 44% membership interest in ABCO. ABCO received licensing approval from the CRC and has an annual NJ cultivation license with local zoning, planning approvals and sufficient power supply.

The Company purchased the first option to acquire 44% of ABCO for total consideration of $1,257,142 paid via conversion of previously advanced amounts. The Company may exercise the second option to purchase an additional 26% membership interest in ABCO, pending regulatory approval, two years after operations commence. The purchase price for the second option is $722,858. The first option to acquire 44% of ABCO, which was exercised on May 31, 2024, in addition to the second option not yet exercised to acquire an additional 26% of ABCO, are classified as Other investments in the consolidated statements of financial position, and are accounted for under the equity method, which reflects the allocable portion of the investee’s profits and losses.

$
Other investments:
Balance - December 31, 2023	—
Additions due to purchase of first option to acquire 44% of ABCO	1,257,142
Purchase price for the second option to acquire an additional 26% of ABCO	722,858
Loss on equity investment in associate	(169,637)
Balance - December 31, 2024	1,810,363
Loss on equity investment in associate	(81,584)
Balance - June 30, 2025	1,728,779

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

6.2	Notes Receivable

Transactions related to the Company’s notes receivable for the six months ended June 30, 2025, and the year ended December 31, 2024, include the following:

Movement in notes receivable	6.2.1	6.2.2	6.2.3	6.2.4	6.2.5	6.2.6	6.2.7	Total $
Balance - December 31, 2023	2,192,371	—	—	—	256,750	—	—	2,449,121
Advances	1,663,646	400,000	3,000,000	1,050,000	—	1,150,000	287,500	7,551,146
Accrued interest	591,124	—	110,980	25,958	9,667	95,639	4,872	838,240
Accrued interest reclassified as principal	—	41,508	—	—	—	—	—	41,508
Repayments	(484,161)	—	—	—	(266,417)	—	—	(750,578)
Gain on extinguishment	156,165	—	—	—	—	—	—	156,165
Extinguishment	(3,870,887)	—	—	—	—	—	—	(3,870,887)
Assignment	3,388,889	—	—	—	—	—	—	3,388,889
Balance - December 31, 2024	3,637,147	441,508	3,110,980	1,075,958	—	1,245,639	292,372	9,803,604
Advances	611,491	—	—	—	—	—	—	611,491
Accrued interest	422,579	5,326	158,374	79,187	—	57,819	14,456	737,741
Accrued interest reclassified as principal	—	30,378	—	—	—	—	—	30,378
Repayments	(200,000)	—	—	—	—	—	—	(200,000)
Balance - June 30, 2025	4,471,217	477,212	3,269,354	1,155,145	—	1,303,458	306,828	10,983,214
Current portion	4,471,217	477,212	3,269,354	—	—	—	—	8,217,783
Non-current portion	—	—	—	1,155,145	—	1,303,458	306,828	2,765,431

6.2.1	ABCO $4M Drawdown Promissory Note (New Jersey Cultivation)

On October 3, 2023, GR Unlimited executed a promissory note with ABCO’s affiliate, Iron Flag LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and completed in the third quarter of 2024.

Pursuant to this promissory note, GR Unlimited was required to make the maximum amount available in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed accrued at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full. During 2024, the Company advanced the full $4,000,000 agreed to under this promissory note.

On August 24, 2024, the Company entered into an agreement to assign this promissory note from Iron Flag, LLC to GR Unlimited such that the original note was deemed extinguished, resulting in a gain on extinguishment of $156,165. Under the terms of the new note, interest on the outstanding principal borrowed shall accrue at a rate of 13.5% per annum to be paid currently as a monthly payment. An additional 5% interest shall accrue on the outstanding balance of all prior advances and deferred amounts until all of the advances have been fully paid. This debt modification was accounted for as an extinguishment under IFRS 9 - Financial Instruments; accordingly, the original instrument was derecognized and a new debt instrument was recognized.

On December 14, 2024, ABCO defaulted on paying the principal and interest payments on this promissory note resulting in an increased interest rate per annum of 18%, an addition to the 5% interest that accrued on the outstanding balance of all prior advances and deferred amounts. As of the date of these unaudited condensed consolidated financial statements, ABCO remains in default on this note. The Company, however, expects to receive the full principal and accrued interest on this promissory note and therefore has not impaired the note receivable. Payments on the note were delayed due to the delay in commencing operations and slower than expected sales growth. As indicated by management’s forecasts, ABCO commenced making payments during the second quarter of 2025 in the amount of $200,000.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

As at June 30, 2025, the outstanding balance of the debt instrument was $3,666,666 (December 31, 2024 - $3,055,175), and the accrued interest was $804,551 (December 31, 2024 - $581,972).

6.2.2	ABCO Bridge Note (New Jersey Cultivation)

On June 3, 2024, GR Unlimited executed a promissory note and advanced $400,000 to ABCO representing the principal amount of the note. Pursuant to this promissory note, interest on the outstanding principal borrowed shall accrue at a rate of 18% per annum provided that the extended maturity date is not triggered, in which case interest shall accrue at a rate of 22% on the outstanding balance commencing on the maturity date and ending on the extended maturity date.

Effective June 4, 2025, the extended maturity date was triggered such that interest shall accrue at a rate of 22% on the outstanding principal balance and accrued interest commencing on the maturity date (June 3, 2025) and ending on the extended maturity date (June 3, 2026). As a result, accrued interest in the amount of $71,866 was reclassified as principal and subject to interest accruing at the increased rate of 22% as of June 4, 2025.

As at June 30, 2025, ABCO was not in default of paying this note, and the outstanding balance of the promissory note was $471,866 (December 31, 2024 - $400,000) and the accrued interest was $5,326 (December 31, 2024 - $41,508).

6.2.3	ABCO Drawdown Promissory Note (New Jersey Cultivation)

On June 24, 2024, GR Unlimited executed a promissory note and advanced the full principal balance of $3,000,000 as of December 2024. Pursuant to this note, GR Unlimited shall make the maximum amount available to ABCO in one or more advances in an aggregate amount not to exceed $3,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 10.5% per annum.

As at June 30, 2025, the outstanding balance of the promissory note was $3,000,000 (December 31 - $3,000,000) and the accrued interest was $269,354 (December 31, 2024 - $110,980).

As at June 30, 2025, ABCO was not in default of paying this note. Subsequent to the date of these unaudited condensed consolidated financial statements, ABCO defaulted on paying this note on July 11, 2025. Under the promissory note agreement, additional interest of 5% shall accrue in the event of a default. Payments on the note were behind schedule due to the delay in commencing operations in New Jersey, in addition to lower-than-expected sales growth. Upon the occurrence and continuation of an event of default, the Company has the option to convert unpaid tranches under the promissory note into equity of ABCO. Based on management forecasts of ABCO’s ability to generate positive cash flows into the future, the Company expects ABCO to commence payments within the next twelve months and has not pursued the remedies available under the promissory note upon the occurrence of an event of default.

6.2.4	ABCO Convertible Note (New Jersey Cultivation)

On October 17, 2024, GR Unlimited executed a convertible promissory note with ABCO Garden State, LLC in the amount of $1,050,000. The note is convertible into equity of ABCO at a rate of 1% per $28,571.43 of principal borrowed upon certain future regulatory milestones. The note carries an interest rate of 15% and can be drawn down in increments of $10,000.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

As at June 30, 2025, ABCO was not in default of paying this note, and the outstanding balance of the convertible promissory note was $1,050,000 (December 31, 2024 - $1,050,000) and the accrued interest was $105,145 (December 31, 2024 - $25,958).

6.2.5	New Jersey Retail Promissory Note (New Jersey Retail)

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

The outstanding balance of the promissory note was fully paid during the year ended December 31, 2024.

6.2.6	First Nile Convertible Note (New Jersey Retail)

On January 16, 2024, the Company signed a definitive agreement to invest in the development of an adult-use dispensary in West New York, New Jersey. As part of this agreement, GR Unlimited executed a secured convertible promissory note and initially advanced $500,000 to Nile of NJ LLC, a New Jersey limited liability company. The Company advanced an additional $650,000 to Nile of NJ LLC on April 4, 2024. Pursuant to the secured convertible promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 10%.

As at June 30, 2025, the outstanding balance of the convertible promissory note was $1,150,000 (December 31, 2024 - $1,150,000), and the accrued interest was $153,458 (December 31, 2024 - $95,639).

6.2.7	Second Nile Note (New Jersey Retail)

On October 28, 2024, the Company through its subsidiary West New York advanced an additional $287,500 to Nile of NJ LLC under a promissory note in the amount of $287,500. West New York concurrently received equity subscriptions of $137,500 in support of this funding.

As at June 30, 2025, the outstanding balance of the promissory note was $287,500 (December 31, 2024 - $287,500), and the accrued interest was $19,328 (December 31, 2024 - $4,872).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

7.	Leases

The following is a continuity schedule of lease liabilities.

	June 30, 2025	December 31, 2024
	$	$
Balance - beginning	5,211,943	2,898,058
Additions	666,625	3,495,249
Disposals	—	(206,615)
Interest expense on lease liabilities	218,959	312,684
Payments	(585,362)	(1,287,433)
Balance - ending	5,512,165	5,211,943
Current portion	960,945	736,453
Non-current portion	4,551,220	4,475,490

Set out below are undiscounted minimum future lease payments after June 30, 2025:

Total future minimum lease payments ($)
Less than one year	1,465,917
Between one and five years	6,084,919
Total minimum lease payments	7,550,836
Less amount representing interest	(2,038,671)
Present value of minimum lease payments	5,512,165

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

8.	Property and Equipment
	Computer and Office Equipment	Production Equipment and Other	Land	Leasehold Improvements	Right-of- use Assets	Total
Cost		$	$	$	$	$
Balance - December 31, 2023	16,283	918,340	—	9,064,402	6,606,517	16,605,542
Additions	—	51,800	1,533,793	991,237	3,495,249	6,072,079
Disposals	—	—	—	(22,474)	(689,237)	(711,711)
Balance - December 31, 2024	16,283	970,140	1,533,793	10,033,165	9,412,529	21,965,910
Additions	—	32,227	—	727,430	439,161	1,198,818
Transfers	—	399,615	—	—	(399,615)	—
Disposals	—	—	—	—	(93,236)	(93,236)
Balance - June 30, 2025	16,283	1,401,982	1,533,793	10,760,595	9,358,839	23,071,492
Accumulated Amortization
Balance - December 31, 2023	16,283	373,479	—	3,975,093	3,419,790	7,784,645
Amortization for the period	—	132,498	—	1,237,385	1,479,290	2,849,173
Disposals	—	—	—	(10,729)	(527,399)	(538,128)
Balance - December 31, 2024	16,283	505,977	—	5,201,749	4,371,681	10,095,690
Amortization for the period	—	69,711	—	695,028	564,430	1,329,169
Transfers	—	174,238	—	—	(174,238)	—
Disposals	—	—	—	—	(66,521)	(66,521)
Balance - June 30, 2025	16,283	749,926	—	5,896,777	4,695,352	11,358,338
Net Book Value
Balance - December 31, 2024	—	464,163	1,533,793	4,831,416	5,040,848	11,870,220
Balance - June 30, 2025	—	652,056	1,533,793	4,863,818	4,663,487	11,713,154

For the six months ended June 30, 2025, amortization capitalized into biological assets and inventory was $1,095,875 (for the six months ended June 30, 2024 - $956,287) and expensed amortization was $233,294 (for the six months ended June 30, 2024 - $466,345). For the six months ended June 30, 2025, amortization included in the cost of goods sold was $964,605 (for the six months ended June 30, 2024 - $1,004,759)

9.	Intangible Assets and Goodwill
Indefinite lived intangible assets and goodwill	June 30, 2025	December 31, 2024
	$	$
Balance - beginning	1,257,668	725,668
Additions - grower licenses	—	532,000
Balance - ending	1,257,668	1,257,668

Additions during the year ended December 31, 2024, resulted from the Company acquiring Illinois cultivation licenses in the amount of $532,000 for Rogue EBC’s joint arrangement.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

10.	Long-Term Debt

Transactions related to the Company’s long-term debt for the six months ended June 30, 2025, and the year ended December 31, 2024, include the following:

Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	Total $
Balance - December 31, 2023	389,283	397,013	76,408		—	862,704
Additions to debt	—	—	—	1,285,000	—	1,285,000
Interest accretion	34,752	40,580	11,890	85,112	—	172,334
Debt and interest payments	(383,333)	(395,055)	(88,298)	(223,991)	—	(1,090,677)
Balance - December 31, 2024	40,702	42,538	—	1,146,121	—	1,229,361
Additions to debt	—	—	—	—	7,000,000	7,000,000
Unamortized debt financing costs ***					(246,913)	(246,913)
Interest accretion	3,048	3,405	—	31,646	188,093	226,192
Debt payments	(43,750)	(45,943)	—	(180,374)	(287,506)	(557,573)
Balance - June 30, 2025	—	—	—	997,393	6,653,674	7,651,067
Current portion	—	—	—	166,330	890,989	1,057,319
Non-current portion	—	—	—	831,063	5,762,685	6,593,748

*** Long-term debt is net of unamortized financing costs of $246,913, of which $65,843, and 181,069 are included in current and non-current portions, respectively.

Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	Total $
December 31, 2024	43,750	42,538	—	1,291,778	—	1,378,066
June 30, 2025	—	—	—	1,089,619	8,556,902	9,646,521
Current portion	—	—	—	229,884	1,523,177	1,753,061
Non-current portion	—	—	—	859,735	7,033,725	7,893,460

10.1	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note was for a principal amount of $250,000, interest was paid monthly at 10% per annum, and the maturity date was January 14, 2024. After the maturity date, additional interest payments were due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note was reported at amortized cost using an effective interest rate of approximately 33%. During the six months ended June 30, 2025 and 2024, the Company made principal and interest payments of $43,750 and $295,833, respectively. The note was fully settled during the six months ended June 30, 2025.

10.2	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest was paid monthly at 10% per annum, and the maturity date was January 27, 2024. After the maturity date, additional interest payments were due quarterly, at amounts that caused total interest paid over the life of the debt to equal $250,000. The note was reported at amortized cost using an effective interest rate of approximately 27%. During the six months ended June 30, 2025, and 2024, the Company made principal and interest payments of $45,943 and $306,685 respectively. The note was fully settled during the six months ended June 30, 2025.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

10.3	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest was paid monthly at 10% per annum, and the maturity date was November 23, 2023. After the maturity date, additional interest payments were due quarterly, at amounts that caused total interest paid over the life of the debt to equal $125,000. The note was reported at amortized cost using an effective interest rate of approximately 27%. The note was fully settled during the year ended December 31, 2024.

10.4	Note Payable Owed by GRU Properties, LLC with Original Principal Amount of $1,285,000

On January 12, 2024, debt with a principal amount of $1,285,000 was received, secured by deed of trust of $1,285,000 for the purchase of Ross Lane, an Oregon property used for one of the Company’s sungrown farms that includes 35 acres, 3 tax lots and an additional OLCC producer license. Interest is paid at the higher of 5% or the London Interbank Offered Rate (‘LIBOR”) for the first twelve months. For the thirteenth month to the twenty-fourth month, interest is paid at the higher of 6% or the LIBOR and for twenty-fifth month to the thirty-sixth month, interest is paid at the higher of 7% or the LIBOR. Interest is paid at the end of the month in arrears and is computed based on a 30-day month and has a maturity date of December 1, 2027. The note is reported at amortized cost using an effective rate of approximately 7.2%. During the six months ended June 30, 2025 and, 2024, the Company made principal and interest payments of $180,374 and $60,255, respectively. As at June 30, 2025, the Company was compliant with the debt covenants under the agreements for this mortgaged real property.

10.5	Western Alliance Credit Facility with Original Principal Amount of $7,000,000

On March 27, 2025, the Company closed a $7,000,000 credit facility with Bridge Bank, a division of Western Alliance Bank (“WAB”), which is a national, FDIC-insured commercial bank. The Company incurred financing costs of $263,374 in connection with closing the loan. The Company intends to use the loan proceeds to support existing growth initiatives, provide additional working capital, and refinancing a small amount of existing debt. The credit facility has a term of four years and bears interest at a rate equal to the greater of a) the Secured Overnight Financing Rate (“SOFR”) plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six-year period and there are no prepayment penalties.  Interest will be paid on a monthly basis.

The obligations owed under the credit facility are secured by way of a general security agreement executed by the Company and its subsidiaries, in which the Company and its subsidiaries each granted the lender a security interest in the collateral pledged under the agreement. The collateral pledged includes all assets of the Company; this includes accounts, inventory, equipment, investments, and property, including trademarks and mortgaged real property located in Oregon, unless otherwise agreed to by the parties to the agreement. Pursuant to the credit agreement with WAB, the Company shall not permit the “Fixed Charge Coverage Ratio”1 to be less than 1.5 to 1.0 and shall not permit the “Leverage Ratio”2 to be more than 2.00 to 1.0, as of the last day of any fiscal quarter.

1 “Fixed Charge Coverage Ratio” means the ratio of (a) (i) EBITDA, minus (ii) cash taxes, minus (iii) Restricted Payments, minus (iv) maintenance capital expenditures, plus (v) operating lease expense to (b) the sum of (i) current maturities of principal of long term debt (including current maturities of capital leases), plus (ii) interest expense, plus (iii) operating lease expense, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.

2 “Leverage Ratio” means the ratio of (a) the sum of funded debt plus income taxes payable as of the last day of any fiscal quarter (b) for the period of four fiscal quarters ending on such date, (i) EBITDA, minus (ii) restricted payments, all determined on a consolidated basis in accordance with generally accepted accounting principles consistently applied with those of the preceding fiscal year of the Company.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

On March 27, 2025, there was the First Amendment to the credit agreement which changed the commencement date of repayment from April 1, 2025 to May 1, 2025.

On April 30, 2025, the Second Amendment to the credit agreement was executed. The Second Amendment adds an additional debt covenant where for so long as any obligation remains unpaid or any advances are available to the borrower, the Company shall not, without the lender’s prior written, permit the “Current Ratio” to be less than 1.5 to 1.0 as of the last day of any fiscal quarter, commencing June 30, 2025. Additionally, pursuant to the Second Amendment, the Company is no longer required to maintain an aggregate balance of the Company’s deposit accounts with WAB as of the last day of any month to be at least (a) 70% of the balance of the loan at any time through December 31, 2027, or (b) 50% of the balance of the loan at any time thereafter. Instead, the Company shall not permit the aggregate balance of the Company’s deposit accounts with WAB to be less than $2,000,000 as of the last day of any month pursuant to the Second Amendment.

During the six months ended June 30, 2025, the $3,300,000 of the credit facility proceeds that were classified as restricted cash were released from escrows upon the remaining convertible debentures being converted in April 2025. See note 11.2.

During the six months ended June 30, 2025, the Company made principal and interest payments of $287,506 All financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As at June 30, 2025, $246,913 of deferred financing costs remain unamortized. The Company was compliant with the debt covenants under the agreements for this credit facility.

10.5.1	Western Alliance Credit Interest Rate Swap

On May 14, 2025, the Company executed an interest rate swap transaction with WAB. The Company will bear interest of 8.07% per annum whereas WAB bears 4.32520% plus 400 bps interest per annum. The interest rate swap gives rise to a derivative liability, which was initially recorded at $92,124.

The derivative liability was remeasured at June 30, 2025, and was estimated to be $119,778 as reported in the consolidated statements of financial position as Derivative liability.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

11.	Convertible Debentures

Transactions relating to the Company’s convertible debentures for the six months ended June 30, 2025, and the year ended December 31, 2024, include the following:

		Note
Movement in convertible debt	11.1	11.2	Total
Balance - December 31, 2023	$251,113	$2,208,811	$2,459,924
Debt settlement through conversion of shares	(277,092)	(738,986)	(1,016,078)
Interest accretion	42,844	980,489	1,023,333
Debt and interest payments	(16,865)	(505,088)	(521,953)
Balance - December 31, 2024	—	$1,945,226	$1,945,226
Debt settlement through conversion of shares	—	(2,058,700)	(2,058,700)
Interest accretion	—	210,374	210,374
Debt payments	—	(96,900)	(96,900)
Balance - June 30, 2025	—	$—	$—

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022. (“December Convertible Debentures”). The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of Cadian dollars (“CAD”) $0.20 per common share. Additionally, on closing, the Company issued to the purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each purchaser's Convertible Debenture investment (“December Warrants”). The December Warrants are exercisable for a period of three years from issuance into subordinate voting shares at an exercise price of $0.25 CAD per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the December Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, a total of 6,716,499 subordinate voting share purchase warrants were issued for 6,716,499 subordinate voting shares (Note 12.5).

The December Convertible Debentures were fully settled during the year ended December 31, 2024.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured convertible debentures with an aggregate principal amount of $5,000,000 (“July Convertible Debentures”). The July Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into subordinate voting shares of the Company at a conversion price of CAD$0.24 per subordinate voting share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed (“July Warrants”). The July Warrants are exercisable for a period of three years from issuance into subordinate voting shares at an exercise price of CAD$0.28 per subordinate voting share. The Company has the right to accelerate the warrants if the closing share price of the subordinate voting shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the July Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 13,737,500 subordinate voting share purchase warrants were issued for 13,737,500 subordinate voting shares.

During the six months ended June 30, 2025, the remaining purchasers of the July Convertible Debentures converted an aggregate total of convertible debenture principal of $4,050,000 at CAD$0.24 per share into 24,065,125 subordinate voting shares which settled the outstanding principal balance for the July Convertible Debentures.

11.2.1	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (“August Convertible Debentures”), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 subordinate voting purchase warrants (“August Warrants”). The terms of the August Convertible Debentures and August Warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

During the year ended December 31, 2024, the Company issued the notice of acceleration dated March 1, 2024, required by the warrant certificates governing the August Warrants, which accelerated the expiry date to 90 days from the date of notice. During the year ended December 31, 2024, 2,816,250 purchase warrants were issued for 2,816,250 subordinate voting shares.

During the year ended December 31, 2024, Purchasers of the August Convertible Debentures converted an aggregate total of convertible debenture principal of $328,000 at CAD$0.28 per share into 5,682,083 subordinate voting shares to fully settle the convertible debenture.

The August Convertible Debentures were fully settled during the year ended December 31, 2024.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

12.	Share Capital and Shares Issuable

The Company was previously authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series. Effective June 24, 2024, the Company completed a share reorganization to redesignate its existing class of common shares without par value in the Company’s capital as SV Shares and created a new class of unlisted multiple voting shares ("MV Shares"). As of June 30, 2025, total SV Shares outstanding were 249,502,938, and total MV Shares outstanding were nil since all MV Shares were previously converted into SV Shares.

During the six months ended June 30, 2025, the following share transactions occurred:

12.1	24,065,125 Subordinate Voting Shares Issued to Fully Settle July Convertible Debentures

The Company issued 24,065,125 subordinate voting shares with an aggregate fair value of $8,704,457, as holders opted to convert their convertible debentures.

12.2	2,700,000 Subordinate Voting Shares Issued for Option Exercises

The Company issued 2,700,000 subordinate voting shares with an aggregate fair value of $635,344, as holders opted to convert their options.

12.3	291,700 Subordinate Voting Shares Issued for Restricted Stock Units’ Exercise

On January 1, 2025, the Company issued 291,700 subordinate voting shares with an aggregate fair value of $182,171, as holders opted to convert their restricted stock units.

12.4	78,125 Subordinate Voting Shares Issuable for Restricted Stock Units Exercise

During June 2025, restricted stock units of 78,125 were fully vested. The holder is yet to exercise into subordinate voting shares. These had an aggregate fair value of $51,382.

During the six months ended June 30, 2024, the following share transactions occurred:

12.5	1,933,750 Common Shares Issued for Option Exercises

The Company issued 1,933,750 common shares with an aggregate fair value of $323,756, as holders opted to convert their options.

12.6	336,775 Common Shares Issued to Settle December Convertible Debentures

On March 20, 2024, the Company issued 336,775 common shares with an aggregate fair value of $165,812, as a holder opted to convert their convertible debentures.

12.7	5,388,062 Common Shares Issued to Settle July Convertible Debentures

The Company issued 5,388,062 common shares with an aggregate fair value of $3,640,720, as holders opted to convert their convertible debentures.

12.8	5,682,083 Common Shares Issued to Settle August Convertible Debentures

The Company issued 5,682,083 common shares with an aggregate fair value of $3,859,824, as holders opted to convert their convertible debentures.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

12.9	23,270,249 Common Shares Issued for Warrant Exercises

During the six months ended June 30, 2024, the Company issued 23,270,249 common shares for total proceeds of $4,657,460 gross of issuance costs of $126,914.

The Company issued 6,716,499 common shares for total proceeds of $1,239,446 relating to the December Convertible Debentures which had a warrant strike price of CAD$ 0.25 per share.

The Company issued 13,737,500 common shares for total proceeds of $2,836,445 relating to the July Convertible Debentures which had a warrant strike price of CAD$ 0.28 per share.

The Company also issued 2,816,250 common shares for total proceeds of $581,569 relating to the August Convertible Debentures which had a warrant strike price of CAD$ 0.28 per share

12.10	Share Capital Reorganization

On June 24, 2024, the Company completed a reorganization of its share capital as approved by the shareholders of the Company at its annual and special meeting. Pursuant to the share reorganization, the Company amended its articles to redesignate its existing class of common shares without par value in the capital of the Company as SV Shares and created a new class of unlisted MV Shares. The SV Shares can be converted into MV Shares at a conversion ratio of 1,000:1, and the MV Shares carry 1,000 votes per share.

13.	Warrants

The following table summarizes the warrant activities for the six months ended June 30, 2025, and the year ended December 31, 2024:

	Number	Weighted Average Exercise Price (CAD$)
Balance - December 31, 2023	31,770,249	0.230
Conversion to common shares and SV Shares pursuant to the December Convertible Debentures	(6,716,499)	0.250
Conversion to common shares and SV Shares pursuant to the July Convertible Debentures	(13,737,500)	0.280
Conversion to common shares pursuant to the August Convertible Debentures	(2,816,250)	0.280
Forfeit and return due to cancellation of warrants pursuant to termination of Consulting Agreement with Vireo Growth Inc. (Note 13.2)	(4,500,000)	0.230
Balance - December 31, 2024	4,000,000	0.225
Balance - June 30, 2025	4,000,000	0.225

As at June 30, 2025, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.25	October 05, 2028
0.225	4,000,000	3.25

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

As at December 31, 2024, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.225	4,000,000	3.75	October 05, 2028
0.225	4,000,000	3.75

13.1	Vireo Growth Consulting Agreement

The Consulting Agreement with Vireo Growth was executed as of May 24, 2023, whereby GR Unlimited will support Vireo Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota.

As part of this strategic agreement, Vireo Growth was obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Vireo Growth to the Company, with a strike price equal to CAD$0.317 (U.S.$0.233), being a 25.0 percent premium to the 10-day volume weighted average price (“VWAP”) of Vireo Growth’s subordinate voting shares prior to the effective date of the consulting agreement. Similarly, the Company issued 8,500,000 warrants to purchase 8,500,000 subordinate voting shares of the Company to Vireo Growth, with a strike price equal to CAD$0.225 (U.S.$0.166), being a 25% percent premium to the 10-day VWAP of the Company’s subordinate voting shares prior to the effective date of the consulting agreement.

On October 11, 2024, the Company announced the termination of the consulting agreement with Vireo Growth. As consideration for the early termination, Vireo Growth forfeited and returned for cancellation 4,500,000 of the 8,500,000 share purchase warrants in Grown Rogue International Inc. that are held by Vireo Growth at a CAD$0.225 strike price. Additionally, Vireo Growth was required to pay the Company a termination fee of $800,000 in cash. Vireo has the option of deferring the cash payment by making 4 quarterly payments of $250,000. Grown Rogue also received its full consulting fee for the work performed in Q3 2024 and retained its 10,000,000 warrants in Vireo Growth Inc. On October 18, 2024, the Company received the termination fee of $800,000 in cash in accordance with the Consulting Agreement.

The Company first measured and recognized the fair value of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Vireo Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value of the warrant ($1,232,253) was recorded in equity and warrants asset, respectively.

The warrants asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the warrants asset at June 30, 2025, was estimated to be $3,515,141 (December 31, 2024 - $4,855,795), using the following assumptions:

Expected (strike) price (CAD$)	0.317
Risk-free interest rate	2.79%
Expected life	3.27 years
Expected volatility	127.04%

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

14.	Stock Options and Restricted Stock Units
14.1	Stock Options

The following table summarizes the stock option movements for the six months ended June 30, 2025, and the year ended December 31, 2024:

	Number	Exercise price (CAD$)
Balance - December 31, 2023	11,800,000	0.18
Granted to employees	4,945,000	0.84
Granted to employees	500,000	0.93
Granted to service providers	1,910,000	0.84
Options exercised into subordinate voting shares	(3,765,000)	0.15
Expiration of options	(25,000)	0.15
Balance - December 31, 2024	15,365,000	0.51
Granted to employees	2,030,000	0.87
Expiration of options	(50,000)	0.39
Options exercised into subordinate voting shares	(50,000)	0.39
Options exercised into subordinate voting shares	(500,000)	0.35
Options exercised into subordinate voting shares	(500,000)	0.22
Options exercised into subordinate voting shares	(1,150,000)	0.16
Options exercised into subordinate voting shares	(500,000)	0.15
Balance - June 30, 2025	14,645,000	0.61

14.1.1	Stock Options Granted

During the six months ended June 30, 2025, 2,030,000 options were granted to employees and service providers.

The fair value of the options granted during the six months ended June 30, 2025, was approximately $865,898 (CAD$1,182,124) which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	4.06 - 4.32%
Expected life	3.5 years
Expected volatility	86%

The vesting terms of options granted during the six months ended June 30, 2025, are set out in the table below:

Number granted	Vesting terms
30,000	33% in 12 months from grant date, 66.7% in 24 months from grant date
2,000,000	1,000,000 Options vest in equal portions each month for a period of 24 months from grant date, 500,000 Options vest in 24 months from the grant date and 500,000 Options vest in 36 months from grant date
2,030,000

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

The fair value of the options granted during the year ended December 31, 2024, was approximately $2,511,355 (CAD$3,609,144), which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.78%
Expected life	3.02 years
Expected volatility	86%

The vesting terms of options granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
50,000	100% of the options vest on August 31, 2025
7,305,000	1/3 of the Options vest on each of December 31, 2024, 2025 and 2026
7,355,000

14.1.2	Stock Options Issued and Outstanding

As at June 30, 2025, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	85,000	85,000	0.35	November 2025
0.15	300,000	300,000	0.80	April 2026
0.15	3,975,000	3,975,000	1.53	January 2027
0.84	5,380,000	1,776,656	2.17	August 2027
0.30	400,000	216,666	2.21	September 2027
0.39	500,000	500,000	2.38	November 2027
0.84	75,000	24,999	3.17	August 2028
0.93	500,000	—	3.51	December 2028
0.84	1,400,000	466,666	4.17	August 2029
0.74	30,000	—	2.71	March 2028
0.87	2,000,000	208,333	3.59	February 2029
0.61	14,645,000	7,553,320	2.40

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

As at December 31, 2024, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.30	1,000,000	1,000,000	0.33	April 2025
0.16	1,150,000	1,150,000	0.40	May 2025
0.15	85,000	85,000	0.85	November 2025
0.15	300,000	300,000	1.30	April 2026
0.15	4,475,000	4,475,000	2.03	January 2027
0.84	5,380,000	1,776,656	2.67	August 2027
0.30	400,000	116,666	2.70	September 2027
0.39	600,000	550,000	2.88	November 2027
0.84	75,000	24,999	3.67	August 2028
0.93	500,000	—	4.00	December 2028
0.84	1,400,000	466,666	4.67	August 2029
0.51	15,365,000	9,944,987	2.36

14.2	Restricted Stock Units (“RSUs”)

The following table summarizes the restricted stock units movements for the six months ended June 30, 2025, and the year ended December 31, 2024:

	Number	Exercise price (CAD$)
Balance - December 31, 2023	—	—
Granted to service providers	454,200	0.83
Granted to employees	271,500	0.91
Balance - December 31, 2024	725,700	0.86
Granted to service providers	375,000	0.91
Granted to employees	859,375	0.91
RSUs exercised into subordinate voting shares by employees	(211,500)	0.91
RSUs exercised into subordinate voting shares by employees	(80,200)	0.83
RSUs forfeited	(93,750)	0.91
Balance - June 30, 2025	1,574,625	0.89

14.2.1	Restricted Stock Units Granted

During the six months ended June 30, 2025, 1,234,375 restricted stock units were granted to employees and service providers (for the year ended December 31, 2024 - 725,700 restricted stock units).

The fair value of the restricted stock units granted during the six months ended June 30, 2025 and the year ended December 31, 2024, was approximately $822,796 (CAD$1,123,281) and $445,971 (CAD$624,051), respectively.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

The vesting terms of the restricted stock units granted during the six months ended June 30, 2025, are set out in the table below:

Number granted	Vesting terms
78,125	100% of the RSUs vest on June 30, 2025
1,156,250	100% of the RSUs vest on January 1, 2026
1,234,375

The vesting terms of the restricted stock units granted during the year ended December 31, 2024, are set out in the table below:

Number granted	Vesting terms
291,700	100% of the RSUs vest on January 1, 2025
60,000	100% of the RSUs vest on December 31, 2025
374,000	100% of the RSUs vest on January 1, 2026
725,700

14.2.2	Restricted Stock Units Issued and Outstanding

As at June 30, 2025, the following restricted stock units were issued and outstanding:

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.91	78,125	0.00	June 30, 2025
0.91	60,000	0.50	December 31, 2025
0.83	374,000	0.50	January 01, 2026
0.91	1,062,500	0.50	January 01, 2026
0.89	1,574,625	0.48

Restricted stock units of 78,125 are exercisable into subordinate voting shares as at June 30, 2025.

As at December 31, 2024, the following restricted stock units were issued and outstanding:

Exercise price (CAD$)	Restricted Stock Units outstanding	Remaining Contractual Life (years)	Vesting End Date
0.83	80,200	0.00	January 01, 2025
0.83	374,000	1.00	January 01, 2026
0.91	211,500	0.00	January 01, 2025
0.91	60,000	1.00	December 31, 2025
0.86	725,700	0.60

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

15.	Changes in Non-Cash Working Capital

The changes to the Company's non-cash working capital for the six months ended June 30, 2025, and June 30, 2024, are as follows:

	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
	$	$
Accounts receivable	(499,830)	(694,017)
Inventory and biological assets	(360,196)	(91,281)
Prepaid expenses	37,829	(22,816)
Accounts payable and accrued liabilities	(573,939)	465,743
Income tax payable	(300,725)	767,462
Uncertain tax position liability	387,744	—
Total	(1,309,117)	425,091

16.	Supplemental Cash Flow Disclosure
	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
	$	$
Fair value of SV Shares and common shares issued to settle convertible debentures (Note 12.1, 12.6, 12.7 & 12.8)	8,704,457	7,666,356
Right-of-use assets acquired through leases (Note 7)	666,625	141,055
Note Payable to acquire Ross Lane property (Notes 10.4)	—	1,285,000

17.	Related Party Transactions

During the six months ended June 30, 2025, and 2024, the Company incurred the following related party transactions.

17.1	Transactions with Chief Executive Officer (“CEO”)

Through its wholly owned subsidiary, GRU Properties, the Company leases an outdoor grow property located in Trail, Oregon (“Trail”), owned by the Company's President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $36,000 were incurred for the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $36,000). The lease liability for Trail at June 30, 2025, was $34,925 (December 31, 2024 - $68,074).

During the year ended October 31, 2021, the Company leased an outdoor post-harvest facility located in Medford, Oregon (“Lars”), a facility which is beneficially owned by the CEO, with a term through June 30, 2026. Lease charges for Lars of $101,296 were incurred for the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $98,345). At June 30, 2025, the lease liability for Lars was $195,289 (December 31, 2024 - $284,728).

Leases liabilities payable to the CEO were $230,214 in aggregate at June 30, 2025 (December 31, 2024 - $352,802), which are included in the lease liabilities balance of the Company as per Note 7.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 subordinate voting shares of the Company with a fair value of $158,181 and cash payments of $849,536. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO. (Also see Note 23.1).

During April 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased the CEO’s 5.5% membership interest in Canopy. The consideration due to the CEO is comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. This balance is included in business acquisition payable (also see Note 5.1).

17.2	Transactions with Spouse of CEO

During the six months ended June 30, 2025, the Company incurred expenses of $49,998 for salary paid to the spouse of the CEO (for the six months ended June 30, 2024 - $50,000). At June 30, 2025, accounts and accrued liabilities payable to this individual were $3,846 (December 31, 2024 - $3,846).

During the six months ended June 30, 2025, the Company issued 15,000 restricted stock units to the spouse of the CEO. During the year ended December 31, 2024, the spouse of the CEO exercised 500,000 stock options into subordinate voting shares. During the year ended December 31, 2024, the Company also issued 300,000 stock options.

During the six months ended June 30, 2025, share based compensation expense for the spouse of the CEO was $24,280 (for the six months ended June 30, 2024 - $nil).

17.3	Transactions with Vice President of Operations (“VP of Operations”)

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s VP of Operations, that is located in Michigan (“Morton”), with a lease term through December 2029. Lease charges of $126,000 were incurred during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $108,000). At June 30, 2025, the lease liability of Morton was $1,117,516 (December 31, 2024 - $1,199,697). This lease balance is included in the lease liabilities balance of the Company as per Note 7.

Through its subsidiary, Golden Harvests, the Company also leased Morton annex located in Michigan, which is owned by the Company’s VP of Operations. The lease term was extended during the two months ended December 31, 2023, through November 2024. Lease charges of $nil were incurred during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $250,000). At June 30, 2025, the lease liability of Morton Annex was $nil (December 31, 2024 - $nil).

The Company, through its subsidiary Golden Harvests, also leased lights for Michigan, which is owned by the Company’s VP of Operations. The lease has a term of two years with monthly installments of $6,250 which commenced on June 1, 2025 and will continue until its maturity date of May 1, 2027. During the six months ended June 30, 2025, lease payments of $6,250 (for the six months ended June 30, 2024 - $nil) were made.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the VP of Operations for aggregate consideration of $2,342,207, which is included in the business acquisition payable balance of the Company as per Note 5, comprised of deferred cash payments of $2,000,000 plus true-up amounts. Distributions of $70,000 and true-up payments of $68,250 were paid to the VP of Operations during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - distributions of $120,000 were paid).

The Company’s VP of Operations is also an equity investor in West NY and made contributions to equity in West NY of $650,000 during the year ended December 31, 2024.

17.4	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO, the Chief Financial Officer (“CFO”), and the VP of Operations. The compensation to key management is presented in the following table:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Salaries and consulting fees	230,078	217,600	460,962	315,200
Fees paid to VP of Operations	60,000	203,000	60,000	323,000
Stock option and restricted stock unit expense	302,794	335	628,396	4,767
Total	592,794	420,935	1,149,358	642,967

Stock options and restricted stock units granted to key management personnel include the following. During the six months ended June 30, 2025, 781,250 restricted stock units were granted to the CEO, and 138,125 restricted stock units were granted to the CFO (six months ended June 30, 2024 - nil). Subsequent to the date of these unaudited consolidated financial statements, 78,125 restricted stock units were converted into subordinate voting shares and issued to the Company’s CFO.

During the six months ended June 30, 2025, the VP of Operations exercised 1,000,000 stock options into subordinate voting shares which had an aggregate fair value of $194,295.

Accounts payable, accrued liabilities, and lease liabilities due to key management at June 30, 2025, totaled $1,486,367, of which $1,472,071 is included in lease liabilities as per Note 7, and $14,296 is included in accounts payable and accrued liabilities (December 31, 2024 - $1,834,412 of which $1,552,499 is included in lease liabilities, and $281,913 is included in accounts payable and accrued liabilities).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

17.5	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	Director	VP of Operations	Total
	$	$	$	$
Balance - December 31, 2023	—	—	360,000	360,000
Borrowed	264,000	120,000	1,134,952	1,518,952
Interest	7,981	3,628	802,841	814,450
Payments	(48,839)	(22,200)	(594,800)	(665,839)
Balance - December 31, 2024	223,142	101,428	1,702,993	2,027,563
Interest	5,873	2,670	146,326	154,869
Payments	(36,629)	(16,650)	(200,650)	(253,929)
Balance - June 30, 2025	192,386	87,448	1,648,669	1,928,503

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, former Senior Vice President, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, LLC respectively; third parties obtained 4% as part of the agreements, such that GR Michigan, LLC has a 13% non-controlling interest (Note 23.1). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.2); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $32,400 were made on the business acquisition consideration payable of $360,000 for the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $32,400). Also see Note 5.1.

Pursuant to the Canopy purchase agreement executed on April 24, 2024, the Company, through GR Unlimited, acquired the remaining 13% of the membership units in Canopy. As part of this transaction, the Company purchased a 5.5% membership interest in Canopy from the CEO, comprised of an upfront cash payment of $66,000 and deferred cash payments of $264,000. Principal payments of $31,138 and interest payments of $5,491 were made during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $9,938 and $2,271 as principal and interest payments respectively).

Additionally, the Company purchased a 2.5% membership interest in Canopy from a Director, comprised of an upfront cash payment of $30,000 and deferred cash payments of $120,000. The deferred cash payments are to be paid in 48 equal installments with a 5.21% interest rate applied. Principal payments of $14,154 and interest payments of $2,496 were made on the business acquisition consideration payable of $120,000 due to the Director for the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $4,518 and $1,032 as principal and interest payments respectively). Also see Note 5.1.

During April 2024, the Company, through Canopy, acquired an additional 20% of the membership units in Golden Harvest from the VP of Operations for aggregate present value consideration of $1,644,695, comprised of deferred cash payments of $2,000,0000 plus true-up amounts. Pursuant to the purchase agreement executed on April 24, 2024, the deferred cash payments are to be paid in thirteen quarterly installments beginning on January 1, 2025. Distributions of $70,000 and true-up payments of $68,250 were paid to the VP of Operations during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - distributions of $120,000 were paid).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

17.6	Transactions with Directors

During the six months ended June 30, 2025, 281,250 restricted stock units were granted to independent Directors (for the six months ended June 30, 2024 - nil). One independent Director also exercised 40,100 restricted stock units into subordinate voting shares which had a fair value of $$23,861 during the six months ended June 30, 2025.

During the six months ended June 30, 2025, one independent Director surrendered a total of 93,750 restricted stock units.

Restricted stock units and stock options expense related to the board of directors for the six months ended June 30, 2025 were $161,175 (for the six months ended June 30, 2024 - $1,435)

During the six months ended June 30, 2025, the Company executed a lease with one of the Directors, Ryan Kee, for lights which were installed in the Airport facility. The lease is repaid in three installments as follows: $105,000 on October 1, 2025, $105,000 on October 1, 2026, and $42,623 on October 1, 2027. The lease has an expiration date of October 1, 2027.

Compensation to the board of directors during the six months ended June 30, 2025, was $76,034 (six months ended June 30, 2024 - $9,000).

17.7	Transactions with ABCO Garden State, LLC

Please see Note 6.1 for transactions relating to Other investments, which include ABCO, and see Notes 6.2.1, 6.2.2, 6.2.3 and 6.2.4 for promissory notes executed between the Company and ABCO.

During the six months ended June 30, 2025, GR Unlimited charged fees of $403,500 to ABCO under its consulting agreement (for the six months ended June 30, 2024, - $117,500). This consulting revenue of $403,500 was included as part of the Company’s service revenues for the six months ended June 30, 2025, under its corporate segment reporting in Note 22.

During the six months ended June 30, 2025, GR Unlimited leased lights from ABCO. The lease has a term of three years. Lease charges of $5,891 were incurred during the six months ended June 30, 2025 (for the six months ended June 30, 2024 - $nil). As at June 30, 2025, the lease liability was $224,368.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

18.	Financial Instruments
18.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At June 30, 2025 and December 31, 2024, the Company's exposure to interest rate risk relates to long term debt and finance lease obligations; each of these items bear interest at a fixed rate, except for two of its long-term debt which carries a floating rate of interest (see Notes 10.4 and 10.5).

18.1.2	Currency Risk

As at June 30, 2025, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$150,590 (December 31, 2024 - CAD$172,795). The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At June 30, 2025, and December 31, 2024, the Company had $8,502,242 and $3,932,221 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

The carrying amount of cash, accounts receivable, notes receivable and prepaid expenses and other assets represent the Company's maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	June 30, 2025	December 31, 2024
	$	$
Cash	9,252,242	4,682,221
Accounts receivable	2,096,742	1,596,912
Notes receivable	10,938,214	9,803,604
Prepaid expenses and other assets	826,180	864,009
Total	23,113,378	16,946,746

The allowance for doubtful accounts at June 30, 2025, was $541,643 (December 31, 2024 - $420,614).

As at June 30, 2025, and December 31, 2024, the Company's trade accounts receivable were aged as follows:

	June 30, 2025	December 31, 2024
	$	$
Current	624,585	624,736
1-30 days	748,465	429,973
31 days older	1,268,940	836,332
Total trade accounts receivable	2,641,990	1,891,041
GST /HST^	(3,605)	126,485
Provision for bad debt	(541,643)	(420,614)
Total accounts receivable	2,096,742	1,596,912

^ The GST/HST is a sales tax on supplies of most goods and services in Canada, as well as many supplies of real property and intangible personal property.

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the six months ended June 30, 2025, and 2024, there was no major customer that accounted for greater than 10% of revenues.

There was no customer with an accounts receivable balance greater than 10% at June 30, 2025 (December 31, 2024 - no customer with an accounts receivable balance greater than 10%).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At June 30, 2025, and December 31, 2024, the Company’s working capital accounts were as follows:

	June 30, 2025	December 31, 2024
	$	$
Cash	9,252,242	4,682,221
Current assets excluding cash	17,528,871	15,974,954
Total current assets	26,781,113	20,657,175
Current liabilities excluding convertible debentures and derivative liability	(5,701,424)	(5,515,809)
Working capital	21,079,689	15,141,366

The contractual maturities arising from the Company's liabilities over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years
	$	$	$
Accounts payable and accrued liabilities	1,533,678	—	—
Lease liabilities	960,945	1,614,076	2,937,152
Long-term debt^^	1,057,319	2,846,601	3,747,147
Business acquisition consideration payable	543,030	1,560,370	—
Total	4,094,972	6,021,047	6,684,299

^ ^Long-term debt is net of unamortized financing costs of $246,913, of which $65,843, $131,687 and $49,383 are included in Year 1, Over 1 Year - 3 Years, and Over 3 Years, respectively.

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

18.4.1	Fair Value Hierarchy

A number of the Company's accounting policies and disclosures require the measurement of fair value for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at June 30, 2025, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,883,901
Warrants asset	Level 2	3,515,141

Financial Liabilities:
Derivative liabilities	Level 2	119,778

During the six months ended June 30, 2025, there were no transfers of amounts between levels.

The carrying values of the financial instruments at December 31, 2024, are summarized in the following table:

	Level in fair value hierarchy	FVTPL
		$
Financial Assets:
Biological asset	Level 2	1,554,622
Warrants asset	Level 2	4,855,795

Financial Liabilities:
Derivative liabilities	Level 2	12,504,175

During the year ended December 31, 2024, there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

19.	General and Administrative Expenses

General and administrative expenses for the three and six months ended June 30, 2025, and June 30, 2024, are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Office, banking, travel, and overheads	431,825	505,192	827,409	930,840
Professional services	348,170	959,846	634,040	1,126,847
Salaries and benefits	1,560,494	1,543,505	3,182,188	2,970,180
Total	2,340,489	3,008,543	4,643,637	5,027,867

20.	Income Taxes

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. Notwithstanding the foregoing, it is management’s expectation that the Company’s activities will be conducted in such a manner that income from operations will not be subjected to double taxation. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company's income tax is accounted for in accordance with IAS 12 - Income Taxes.

For the three and six months ended June 30, 2025, and 2024, income tax expense consisted of:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Current expense:
Federal	214,030	424,852	392,807	780,857
State	27,916	162,400	63,926	270,170
Adjustment to prior years provision versus statutory tax returns	22,593	17,150	22,593	17,150
Total current expense:	264,539	604,402	479,326	1,068,177
Deferred expense (benefit):
Federal	(2,942)	(12,351)	10,160	(105,413)
State	(10,520)	(144,855)	12,583	(145,045)
Change in unrecognized deductible temporary differences	—	105,285	—	105,287
Total deferred (benefit) expense:	(13,462)	(51,921)	22,743	(145,171)
Total income tax expense:	251,077	552,481	502,069	923,006

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

The difference between the income tax expense for the three and six months ended June 30, 2025, and 2024, and the expected income taxes based on the statutory tax rate applied to gain (loss) from operations before taxes, are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Gain (loss) from operations before taxes	1,670,935	(7,021,341)	3,002,469	(10,816,516)
Statutory tax rates	21.00%	26.80%	21.00%	27.55%
Expected income tax (recovery)	350,896	(1,881,671)	630,518	(2,979,854)
Change in statutory tax rates and FX rates	—	179,835	—	155,799
Share based compensation	71,921	—	178,515	—
State taxes, net of federal benefit	402,957	—	455,117	—
Nondeductible expenses	(823,964)	1,731,063	(1,301,779)	2,768,261
Deferral adjustments	48,468	393,103	218,726	579,375
Change in unrecognized deductible temporary differences	—	105,287	—	105,287
Net operating loss	—	(162,404)	—	276,988
Fiscal year to calendar year adjustment	—	170,118	—	—
Adjustment to prior years provision versus statutory tax returns	22,593	17,150	22,593	17,150
Uncertain tax position, inclusive of interest and penalties	178,206	—	298,379	—
Total income tax expense:	251,077	552,481	502,069	923,006

The following tax assets (liabilities) arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Deferred tax assets:
Property, plant and equipment	386,752	321,968
Allowance for doubtful accounts	146,589	137,096
Inventory	—	—
ROU Leases	220,625	249,862
Net Operating Loss Carryforward (federal)	—	—
Net Operating Loss Carryforward (state)	89,365	—
Deferred tax liabilities:
Inventory	(526,090)	(458,306)
Net deferred tax assets	317,241	250,620

The following table summarizes the uncertain tax position for the six months ended June 30, 2025 recognized net of certain deferred tax assets in the consolidated statements of financial position as Other non-current liabilities:

$
Uncertain tax position inclusive of penalties and interest:
Balance - December 31, 2024	1,079,380
Additions based on tax positions related to the current year	289,483
Interest and penalties recorded in income tax expense	8,896
Balance - June 30, 2025	1,377,759

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment including leases, and have been offset against deferred income tax liabilities. As of June 30, 2025, the Company has estimated Canadian non-capital losses of CAD $9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2031 and 2043. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax benefit asset since it is not probable that sufficient taxable profits will be available for U.S. tax purposes to realize these deductible temporary differences.

The Company operates in various United States state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained upon examination. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The measurement of the uncertain tax position is based on the largest benefit amount to be realized upon settlement of the matter. If payment ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to income tax expense may result.

As at December 31, 2024, the Company recorded an uncertain tax liability of $1,079,380 for uncertain tax positions primarily related to the treatment of certain transactions and deductions under IRC Section 280E based on legal interpretations that challenge the Company’s tax liability under IRC Section 280E. The Company recorded additional uncertain tax liability of $298,379 for uncertain tax positions for the six months ending June 30, 2025. These uncertain tax positions, inclusive of penalties and interest, are included in Other non-current liabilities on the consolidated statements of financial position net of U.S. federal net operating loss carryforwards of $720,132.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions for the 2019 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

21.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

- to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

- to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

- to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company's principal source of capital is from the issuance of SV Shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company was subject to imposed capital requirements in relation to the $7,000,000 credit facility with Western Alliance Bank whereas $3,300,000 of the credit facility proceeds were classified as restricted cash. During the six months ended June 30, 2025, the $3,300,000 was released from escrow upon the Company’s remaining convertible debentures being converted in April 2025 such that the $3,300,000 is no longer considered restricted cash.

Under the credit agreement with WAB, the Company shall not (i) permit the Fixed Charge Coverage Ratio to be less than 1.5 to 1.0, (ii) permit the Leverage Ratio to be more than 2.00 to 1.0 and (iii) permit the Current Ratio to be less than 1.5 to 1.0, as of the last day of any fiscal quarter. Pursuant to the second amendment to the credit agreement, the Company is no longer required to maintain an aggregate balance of the Company’s deposit accounts with WAB to be at least (a) 70% of the balance of the loan at any time through December 31, 2027 as of the last day of any month, or (b) 50% of the balance of the loan at any time thereafter. Instead, effective April 30, 2025, the Company shall not permit the aggregate balance of the Company’s deposit accounts with WAB to be less than $2,000,000 as of the last day of any month under the amended credit agreement.

The Company is also subject to imposed subordination requirements in relation to the $7,000,000 credit facility whereas WAB executed a subordination agreement with the Company’s VP of Operations such that the business acquisition payable due to VP of Operations for the acquisition of an additional 20% interest in Golden Harvests shall be considered subordinate debt to the credit facility owed to WAB.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

22.	Segment Reporting

For management purposes, the Group is organized into business units based on its products and services and has three reportable segments, as follows:

• Oregon segment represents cannabis production and sales activities in Oregon.

• Michigan segment represents cannabis production and sales activities in Michigan.

• Corporate segment represents consulting services and activities at its U.S. Holding Company and activities outside Oregon and Michigan.

The Chief Operating Decision Maker (“CODM”) is the Company’s CEO and monitors the operating results of its business units separately on a monthly basis for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the unaudited condensed consolidated financial statements.

Geographical information relating to the Company's activities is as follows.

Segments	Oregon	Michigan	Corporate	Total
	$	$	$	$
Non-current assets other than financial instruments:
As at June 30, 2025	5,825,430	4,296,842	4,894,570	15,016,842
As at December 31, 2024	7,732,780	4,621,983	2,834,108	15,188,871

Six months ended June 30, 2025:
Net revenue [a]	5,948,946	4,783,550	403,500	11,135,996
Gross profit	1,989,582	2,164,951	403,500	4,558,033
Gross profit before fair value adjustments	2,412,592	2,169,639	403,500	4,985,731

Six months ended June 30, 2024:
Net revenue [b]	6,707,566	6,673,301	991,736	14,372,603
Gross profit	3,187,123	2,614,089	832,035	6,633,247
Gross profit before fair value adjustments	4,043,704	2,996,956	832,035	7,872,695

Three months ended June 30, 2025:
Net revenue [a]	3,075,599	2,278,434	205,500	5,559,533
Gross profit	1,003,498	1,092,492	205,500	2,301,490
Gross profit before fair value adjustments	1,363,809	763,480	205,500	2,332,789

Three months ended June 30, 2024:
Net revenue [b]	3,653,343	3,456,220	608,566	7,718,129
Gross profit	979,504	1,847,153	548,935	3,375,592
Gross profit before fair value adjustments	1,510,476	2,031,564	548,935	4,090,975

a The revenue included under Corporate relates to the consulting agreement with ABCO Garden State, LLC.

b The revenue included under Corporate relates to the consulting agreement with Vireo Growth.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

23.	Non-Controlling Interests

The changes to the non-controlling interest for the six months ended June 30, 2025, and 2024, are as follows:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	1,358,238	1,013,324
Canopy buyout of 13% minority interest and acquisition of an additional 20% of Golden Harvests	—	(570,995)
Dividends paid by Golden Harvests to minority owner	(70,000)	(530,000)
Non-controlling interest share of Golden Harvests	141,594	550,187
Acquisition of 44% of West New York	—	806,250
Non-controlling interest share of West New York	40,537	56,661
Rolling off non-controlling interest in GR Michigan	—	32,811
Balance, end of period	1,470,369	1,358,238

23.1	Non-controlling Interest in Golden Harvests and Canopy
	June 30, 2025	December 31, 2024
	$	$
Current assets	3,992,180	3,915,465
Non-current assets	4,620,650	4,971,045
Current liabilities	4,758,805	5,458,964
Non-current liabilities	1,426,138	1,388,944
Net income (loss) for the period attributed to non-controlling interest	141,594	(129,279)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan, which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

In April of 2024, GR Unlimited acquired the remaining 13% membership units of Canopy. Following this acquisition of the additional 13% interest in Canopy, Canopy became wholly owned by GR Unlimited.

In April of 2024, Canopy acquired an additional 20% of the membership units of Golden Harvest. Following the acquisition of an additional 20% interest in Golden Harvest on April 24, 2024, Golden Harvest became 80% owned by Canopy. Canopy was dissolved in the second quarter of 2025 once regulatory milestones were achieved in relation to the cannabis license used in Golden Harvests’ operations.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2025, and 2024

Expressed in United States Dollars, unless otherwise indicated

23.2	Non-controlling Interest in West New York
	June 30, 2025	December 31, 2024
	$	$
Non-current assets	1,610,285	1,538,010
Net income for the period attributed to non-controlling interest	40,537	56,661

24.	Commitments and Contingencies

On September 22, 2022, the Securities Exchange Commission (“SEC”) issued an Order Instituting Proceedings (“OIP”) pursuant to Section 12(j) of Securities Exchange Act of 1934 (“1934 Act”), against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of its filings and has recently filed a form F1 which is pending acceptance by the SEC. The Company anticipates that it will be able to waive this OIP after acceptance.

25.	Subsequent Events

These unaudited condensed consolidated financial statements were authorized for issuance on August 11, 2025. No events have occurred after the reporting period that required disclosure under IAS 10 - Events after the Reporting Period, other than the subsequent events disclosed in notes 6.2.3 and 17.4.

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